August 29, 2007

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attn:  Mr. Oscar Young
          Ms. Tabatha Akins

Re:
Further Response of CepTor Corporation (the “Company”) to SEC Comments Related to Share Authorization in Connection With Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 (File No. 001-32717)

Dear Mr. Young and Ms. Akins:

By letter dated February 8, 2007, we submitted our written response to the letter of comment dated November 20, 2006 from the Division of Corporation Finance to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 (the “February 8th Response Letter”).  Subsequently, we received telephonic follow-up inquiries from the SEC pertaining to the Company’s authorized share capital as at June 30, 2006, as well as to issues relating to the ratchet rights and default provisions in the Company’s various debt instruments.   This letter is in response to the SEC’s oral questions, and supplements our February 8th Response Letter.  Each response is preceded by a restatement of the specific question raised by the SEC.

Q-1.
As part of the February 8, 2007 Response Letter, the Company included a Schedule setting forth the common share equivalent under the Company’s convertible securities (the “Schedule”), as well as the amount of shares reserved for issuance under the terms of each such instrument.  Please confirm the following with respect to the aforementioned columns showing the amount of shares issuable on conversion and the amount of shares held in reserve:  (i) Is the number of shares described under the Common Share Equivalent column and the Shares Reserved for Issuance column a fixed number that represents the only shares issuable on conversion or subject to reservation, as the case may be, as of the dates listed, or are these numbers subject to adjustment depending on changing circumstances over time? (ii) What are the consequences of failing to reserve the requisite minimum number of shares?  Are there financial penalties, including the requirement to issue additional shares?

The number of shares listed under the column entitled “Common Share Equivalent” represents the actual number of shares of common stock into which the referenced instruments are convertible, as measured on the specific dates required under each instrument.  As such, these numbers are fixed as of those dates.  If, subsequent to such dates, there is a transaction or occurrence which triggers a ratchet right in the debt securities that results in the lowering of the conversion price and therefore an increase in the number of shares issuable upon conversion, then the number of shares issuable upon conversion will be adjusted accordingly, as of such later date.  However, as of the dates listed in the Schedule, the number of shares is fixed and there is no floating calculation that could affect the total as of such dates.

The number of shares listed in the “Reserved for Issuance Column” is also fixed as of the dates listed.  In addition, there is no specific monetary penalty or requirement to issue stock in lieu of cash payments should the company fail to meet the contractually mandated reserve amount.  Rather, such failure would, under certain securities, give rise to an Event of Default, which would trigger, at the election of the holder, an acceleration of the outstanding indebtedness.

462 Seventh Avenue, Suite 1200
New York, New York 10018
(212) 629-0804
hbecker@ceptorcorp.com

Securities and Exchange Commission
August 29, 2007

Q-2.
Describe the different events that could trigger a ratchet right (i.e., a downward adjustment in conversion price) for each of the Company’s convertible debt instruments, and also describe how the ratchet provisions work in each such instrument.

The Company’s outstanding convertible debt securities were issued in connection with four separate financing transactions, as follows: (i)  Michael G. Jesselson 12/18/80 Trust convertible note transaction (2004) (the “Jesselson Transaction”), (ii) Harbor Trust  convertible note transaction (2005) (the “Harbor Trust Transaction”), (iii) Cornell Capital secured convertible note transaction (2005) (the “Cornell Transaction”), and (iv) the 6% unsecured convertible debentures transaction (2006) (the “6% Note Transaction”).   The specific events that could trigger a ratchet right with respect to the foregoing are as follow:

Jesselson Transaction:     The note issued to Michael G. Jesselson 12/18/80 Trust as part of the Jesselson Transaction (the “Jesselson Note”) did not contain any ratchet rights.  However, under the terms of the subsequent 6% Note Transaction, the conversion price under the Jesselson Note was ratcheted downward by agreement of the parties.

Harbor Trust Transaction:     The initially fixed conversion price under the note issued to Harbor Trust (the “Harbor Trust Note”) under the Harbor Trust Transaction is subject to downward adjustment if, while any portion of principal or interest remains outstanding, the Company shall issue any common stock or common stock equivalents or options to acquire common stock at a price less than the then-existing conversion price in the Harbor Trust Note.  In the event of any such issuance at a lower price, the existing conversion price in the Harbor Note shall be reduced to such lower price automatically. There are certain exemptions for issuance by the Company of stock at prices below the then-existing conversion price which do not give rise to a downward adjustment (e.g., stock/options issued under a company stock option plan, sock issued pursuant to a strategic acquisition).  The conversion price is adjusted upward or downward, as the case may be, to account for stock splits, reverse stock splits, etc.

Cornell Transaction.     Under the Cornell Transaction, the conversion price contained in the notes issued to the holders (the “Cornell Notes”) is the lower of a fixed price or 95% of the lowest closing bid price for the Company’s common stock during the 20 days preceding the conversion.   The fixed conversion price is subject to downward adjustment upon the issuance of any shares of common stock, common stock equivalents, options, warrants, etc. at a price less than the then-existing fixed conversion price contained in the Cornell Notes.  In the event of any such issuance at a lower price, the existing conversion price in the Cornell Notes is subject to reduction to such lower price at the sole option of the holders. The conversion price is adjusted upward or downward to account for stock splits, reverse stock splits, etc.

6% Note Transaction.     Under the 6% Note Transaction, the conversion price contained in the notes issued to the holders (the “6% Notes”) is the lower of a fixed price or 90% of the lowest closing bid price for the Company’s common stock during the 20 days preceding the conversion.   Other than with respect to the Excepted Issuances (as defined in the applicable subscription agreement), the fixed conversion price is subject to downward adjustment, at the sole option of the holder, upon the issuance of any shares of common stock, common stock equivalents, options, warrants, etc. at a price less than the fixed price contained in the 6% Notes.   In the event of any such issuance at a lower price, the existing conversion price in the 6% Notes shall be reduced to such lower price.  The conversion price is adjusted upward or downward to account for stock splits, reverse stock splits, etc.

In each of the foregoing instruments, there is no limitation regarding the reduction in conversion price once a ratchet right is triggered;  whatever the lower price of the new issuance, the conversion price in each of these instruments will be reduced to that number.

Q-3.
Describe more fully the specific remedies available to the holders of each of the aforementioned securities upon the occurrence of an Event of Default, as well as any consequences triggered upon such default,  and confirm as to each that there are no circumstances under which an Event of Default could affect the conversion rights contained in any such securities.

The Company confirms that no Event of Default under any of the Company’s securities results in a downward adjustment in conversion price, or otherwise affects the circumstances or terms under which the holders may exercise their conversion rights.  The specific remedies available to the holders of the Company’s debt securities, as well as the consequences triggered upon such defaults, are described below:

 Jesselson Transaction:     The Jesselson Note contains no events of default, and therefore no remedies or specific consequences for failure by the Company to meet its obligations thereunder.

Securities and Exchange Commission
August 29, 2007

Harbor Trust Transaction:     Although the Harbor Note contains a number of specifically enumerated defaults, there are no specific remedies available to the holder upon any such default, or consequences to the Company resulting therefrom (except that such defaults will trigger cross-defaults in certain of the Company’s other securities).

Cornell Transaction.     Upon the occurrence of an Event of Default while any portion of the Cornell Notes remains outstanding, the Company’s obligations shall, at the election of the holder, be accelerated, and all amounts due thereunder shall thereupon be immediately due and payable in cash or, at the election of the holders, in stock of the Company.  In addition, under a separate registration rights agreement, the Company was obligated to file a registration statement with the SEC within 30 days after the closing date covering the resale of the shares of common stock issuable upon the conversion of the notes and the exercise of the warrants.  If the Company had failed to timely file the registration  statement, or had failed to  have such registration statement deemed  effective by the SEC within 90 days after the closing date, the Company would have become obligated to pay the noteholders, as liquidated damages, an amount equal to 1% of the value of the notes outstanding, payable at the option of the holder in cash or in shares of the Company’s common stock,  for each 30-day period following the date by which such Registration  Statement should have been filed or deemed effective, as the case may be.

6% Notes Transaction.     Under the 6% Notes and related agreements, upon the occurrence of an Event of Default, all amounts owed by the Company under such notes shall, at the election of the holder, be immediately due and payable on demand.  In addition, upon a payment default, the interest rate under the notes increases to 12%.  The Company was obligated to file by August 21, 2006 a registration statement to register for resale the shares of common stock into which the 6% Notes were convertible, together with warrant shares and any other shares issuable under the 6% Notes and related agreements, and to have such Registration Statement declared effective within 150 days after the initial closing date.  The Company failed to meet these registration requirements, triggering the Company’s obligation to pay to the holders liquidated damages in an amount equal to 2% of the principal amount of the outstanding notes, in cash, capped at 18% of the total outstanding debt to each holder.

Q-4.
Under each of the Harbor Trust Note, the Cornell Notes and the 6% Notes, are the holders entitled to a downward conversion price adjustment based on stock issuances made pursuant to pre-existing notes, warrants, options, etc.?  Also, with respect to these three financings, confirm whether the specific type of issuance (stock, warrants, options or other common stock equivalents) is within the control of the Company.

Harbor Note Transaction.     Under the Harbor Notes, stock issued by the Company pursuant to pre-existing notes, warrants and other common stock equivalents expressly do not give rise to a downward ratchet in the conversion price that governs the conversion of the Harbor Trust Note by its holder.  Also, under the Harbor Note, the holder may convert all or a part of the note, including interest, at any time into common stock of the company at the then-conversion price.  Interest not previously converted is payable in cash at maturity.  The holder has no ability to affect the distribution of stock or stock equivalents by the Company, which remains in the control of the Company.

Cornell Transaction.     Under the Cornell Notes, and except as described below, any issuances of common stock or common stock equivalents by the Company, including those pursuant to pre-existing agreements or instruments, which are at prices below that contained in the Cornell Notes, trigger a downward ratchet in the conversion price under the Cornell Notes.  The only exceptions are issuances pursuant to the Harbor Note Transaction, which pre-dated the Cornell Transaction, and issuances pursuant to company stock plans.   Under the Cornell Notes, all unconverted principal and interest is payable in cash at maturity.    If, during the term of the Note, the Company fails for any reason to timely issue common stock to the holders of the Cornell Notes upon conversion, the holders may, at their option, demand payment in cash in lieu of stock.  Similarly, if the Company is not able to make cash payments required under the Cornell Notes, including interest, the holder may, at its option, elect to have such amount paid in common stock of the Company.  Except in the case of default by the Company, including of its obligation to issue stock or make cash payments, the holder has no ability to affect the distribution of stock or stock equivalents by the Company, which remains in the control of the Company.

6% Notes.     Under the 6% Notes, stock issued by the Company pursuant to pre-existing notes, warrants and other common stock equivalents expressly do not give rise to a downward ratchet in the conversion price that governs the conversion of the Harbor Trust Note by its holder.    If, during the term of the 6% Notes, the Company fails for any reason to timely issue common stock to the holders upon conversion, the holders may, at their option, demand payment in cash in lieu of stock.  Except in the case of default by the Company, including of its obligation to issue stock, the holder has no ability to affect the distribution of stock or stock equivalents by the Company, which remains in the control of the Company.

Securities and Exchange Commission
August 29, 2007

Q-5.	As to the Cornell Notes and the 6% Notes, does the Company have a continuing obligation to maintain the effectiveness of an approved registration statement?

Under both the Cornell Notes and the 6% Notes, the Company is obligated to maintain the effectiveness of a previously approved registration statement while any portion of the principal and accrued interest under the convertible notes remains outstanding.

Q-6.
Confirm that all applicable penalties/liquidated damages relating to the Company’s failure to timely file or obtain approval of a registration statement have been properly reflected on the Company’s books and records.

The only debt instruments which, to date, have triggered an obligation by the Company to pay liquidated damages relating to its failure to timely file or receive approval of a registration statement are the 6% Notes.   As described above in response to Q-3, under the 6% Notes, the Company is obligated to pay to the holders as liquidated damages a total of 2% per month of the amount of the outstanding indebtedness for failure to timely file and receive approval of a registration statement, capped at 18%.  As at December 31, 2006, the Company accrued liquidated damages of   $499,722 in respect of this obligation, and as of March 31, 2007, the amount accrued was $642,500, which is the maximum penalty to which the Company is exposed (i.e., 18% of the outstanding indebtedness of 3,569,444).  The same amount was accrued on the Company’s balance sheet for the most recent quarter ended June 30, 2007.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in its filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to the undersigned at (212) 629-0804.  Thank you.

Sincerely,
/s/ Howard Becker
Howard Becker, CEO

Cc:	Jolie Kahn, Esq.
Mr. Eric Hopkins